Exhibit 99.1

May 5, 2016

Press release

Oyu Tolgoi notice to proceed and 2016 feasibility study approved

VANCOUVER, CANADA – Turquoise Hill Resources today announced that Oyu Tolgoi has received the formal notice to proceed approval by the boards of Turquoise Hill, Rio Tinto and Oyu Tolgoi LLC respectively, which was the final requirement for the re-start of underground development. As part of that process, the 2016 Oyu Tolgoi Feasibility Study (the “2016 Feasibility Study”) has been completed. Underground construction is expected to begin in mid-2016. All figures are in U.S. dollars unless otherwise stated.

Jeff Tygesen, Turquoise Hill Chief Executive Officer, said, “Today is a historic milestone and a significant achievement toward realizing Oyu Tolgoi’s full value. Given the early works that began in the second half of 2015, the underground team is well positioned for a smooth construction restart around the middle of this year. I think Oyu Tolgoi is the best copper opportunity in development today and an excellent growth project for our shareholders, Mongolia and Oyu Tolgoi’s workforce.

“Due to declines in copper grades globally, we expect a supply deficit starting in approximately 2019. Oyu Tolgoi’s expected first underground production in 2021 fits in very well with the anticipated supply short fall. Approximately 80% of Oyu Tolgoi’s value resides in the underground because the copper grades are roughly three and a half times higher than the open pit.”

Subject to the completion of certain conditions precedent, the full $4.4 billion project finance facility, signed in December 2015, will be drawn down. The draw down is expected to be complete by June 2016. Net proceeds from the project finance facility (the “Net PF Proceeds”), after fees and taxes, are expected to be approximately $4.1 billion. The Net PF Proceeds will initially be used by Oyu Tolgoi to pay down shareholder loans payable to Turquoise Hill. The Net PF Proceeds will then be available to be re-drawn by Oyu Tolgoi as required for the development of the underground mine. As part of the project finance facility, a debt cap of $6.0 billion for Oyu Tolgoi was agreed, which provides the possibility for an additional $1.6 billion of supplemental debt in the future.

Following the filing of revised schedules for the statutory feasibility study with the Mongolian Minerals Council in August 2015, pre-start activities began in parallel with an update to the capital estimate, which was completed in Q1’16. Pre-start activities include ramp-up of the owners and engineering, procurement and construction management teams, re-estimate activities, detailed engineering and early procurement for equipment and materials required for necessary critical works that are key enablers for recommencement of underground lateral development mining activity. Appointments to key roles in the underground team are well underway, with key staff starting in Q1’16.

Turquoise Hill Resources Ltd. Suite 354 – 200 Granville Street Vancouver, British Columbia Canada V6C 1S4 T 604 688 5755 www.turquoisehill.com

Feasibility Study

The 2016 Feasibility Study is based on Oyu Tolgoi reserves. The 2016 Reserve Case includes mineral reserves from the Southern Oyu Tolgoi open pit and the Hugo North Lift 1 block cave. Turquoise Hill expects to publish an updated National Instrument 43-101 compliant independent technical report relating to the project in the second half of 2016.

Highlights of the 2016 Feasibility Study are as follows.

•	After-tax internal rate of return of 18% (NPV8% of $4.6 billion) assuming long-term copper and gold prices of $2.86 per pound and $1,201 per ounce respectively.

•	With the exception of depletion from ongoing operations, there have been no material changes to the mineral reserve and resource estimates included in the 2014 Oyu Tolgoi Technical Report (“2014 Technical Report”).

•	Nominal expansion capital of $5.3 billion ($5.1 billion 2016 real costs) for the underground project, which is broadly in-line with the $4.9 billion estimate (2014 real costs) contained in the 2014 Technical Report.

•	Project assumes a five-year construction period, first underground production around 2021 and five to seven-year ramp up period.

•	Underground mine targeted full production remains at 95,000 tonnes per day.

•	The concentrator rate is planned at 40 million tonnes per annum.

Additional details on capital expenditure for the total project capital costs between 2016 and 2054 in the Reserve Case are outlined below. Cash flow from underground operations is expected to begin with first production in 2021.

($ in billions) Item	Expansion	Sustaining	Total
Direct Costs
Open Pit	—	1.6	1.6
Underground	2.4	3.1	5.5
Concentrator	0.2	0.2	0.4
Infrastructure	0.4	0.2	0.6
Tailings Storage Facility	—	0.9	0.9

Subtotal	3.0	6.0	9.0

Construction Indirect	0.9	—	0.9

Subtotal	3.9	6.0	9.9

Contractor Execution
EPCM	0.4	—	0.4

Subtotal	4.3	6.0	10.3

Owner Execution
O&M, Commissioning, Owners Team	0.5	0.2	0.7

Subtotal	4.8	6.2	11.0

GOM Fees and Charges
Mongolian VAT and Duties	0.3	0.7	1.0

Total Development Program	5.1	6.9	12.0

Escalation to Nominal	0.2

Nominal Project Cost	5.3

The 2016 Feasibility Study estimate classifies separately indirect costs that were previously included in the 2014 Technical Report as construction allowances, such as camp accommodation, food services and domestic air travel from Ulaanbaatar to Oyu Tolgoi.

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ) is an international mining company whose primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia.

Contact

Investors and Media

Tony Shaffer

Office:    +1 604 648 3934

Email:     tony.shaffer@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information and statements relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurances that such statements or information will prove accurate. Such statements and information contained herein represent the Company’s best judgment as of the date hereof based on information currently available. The Company does not assume any obligation to update any forward-looking statements or information or to conform these forward-looking statements or information to actual results, except as required by law.

Important factors that could cause actual results to differ from these forward-looking statements and information are included in the “Risk Factors” section of the Annual Information Form dated as of March 15, 2016 in respect of the year ended December 31, 2015.

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